Exhibit 99.2
Form of Release to Stock Exchanges

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Extract of audited consolidated financial results of Infosys Limited and its subsidiaries for the quarter ended June 30, 2017, prepared in compliance with the Indian Accounting Standards (Ind-AS)

( in crore except equity share data)

Particulars	Quarter ended June 30,	Year ended March 31,	Quarter ended June 30,
	2017	2017	2016
Revenue from operations	17,078	68,484	16,782
Profit before tax	4,854	19,951	4,798
Net profit after tax	3,483	14,353	3,436
Total comprehensive income for the period (comprising profit for the period after tax and other comprehensive income after tax)	3,548	14,075	3,457
Paid-up equity share capital (par value 5/- each, fully paid)	1,144	1,144	1,144
Other equity	67,838	67,838	60,600
Earnings per share (par value 5/- each)
Basic	15.24	62.80	15.03
Diluted	15.23	62.77	15.03

*	During the quarter ended June 30, 2017, the Company has written down the entire carrying value of the investment in its associate DWA Nova LLC amounting to 71 crore. The write-down in the carrying value of investment in associate DWA Nova LLC during the quarter and year ended March 31, 2017 was 18 crore.

1.	The audited interim consolidated financial statements for the quarter ended June 30, 2017 have been taken on record by the Board of Directors at its meeting held on July 14, 2017. The statutory auditors have expressed an unqualified audit opinion. The information presented above is extracted from the audited interim consolidated financial statements. The interim consolidated financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and Companies (Indian Accounting Standards) Amendment Rules, 2016.

2.	Changes to the Board

The Board appointed D. Sundaram as an Independent Director of the Company effective July 14, 2017 based on the recommendations of the Nomination and Remuneration Committee of the Board.

3.	Management Change

(1)	The Company has appointed Inderpreet Sawhney as Group General Counsel and Chief Compliance Officer effective July 3, 2017. The Board in their meeting held on July 14, 2017 resolved to include Inderpreet Sawhney as key managerial personnel (KMP) as defined under Ind AS-24 - Related Party Disclosures and designate her as an Executive Officer of the Company for purposes of reporting under the rules of the Securities Exchange Commission effective from the date of the meeting.

The Board of Directors in their meeting held on July 14, 2017, on recommendation of Nomination and Remuneration Committee, have approved the annual compensation of Inderpreet Sawhney. The cash compensation is $ 0.90 million comprising of a fixed component of $ 0.55 million, variable compensation of upto $ 0.35 million and annual performance based stock grants. Accordingly, the Nomination and Remuneration committee approved the grant of 19,450 RSUs and 44,450 stock options with effect from August 1, 2017 under the 2015 Stock Incentive Compensation Plan (2015 Plan). These RSUs and stock options shall vest over a period of 4 years from the date of grant and shall be exercisable within the period as approved by the committee. The exercise price of the RSUs will be equal to the par value of shares and the exercise price of the stock options would be the market price as on the date of grant.

Additionally, the Board of Directors in their meeting held on July 14, 2017, on recommendation of Nomination and Remuneration Committee approved a one time joining bonus of $ 25,000 and a one-time grant of 38,700 RSUs to be granted with effect from August 1, 2017 based on the approval of the Nomination and Remuneration committee at its meeting held on July 13, 2017. These RSUs will vest over a period of 2 years from the date of grant in the ratio of 60:40 and the exercise price will be equal to the par value of the shares.

(2)	Gopi Krishnan Radhakrishnan, Acting General Counsel, resigned from the company effective June 24, 2017. The Board placed on record its appreciation for the services rendered by him during his tenure.

(3)	Sandeep Dadlani, President resigned from the company effective July 14, 2017. The Board placed on record its appreciation for the services rendered by him during his tenure.

4.	The company has asked, for business reasons, M. D. Ranganath, the CFO to operate from the US. Accordingly, the Board of Directors in their meeting held on July 14, 2017, on recommendation of Nomination and Remuneration Committee, have approved a revision to his salary comprising of fixed pay of $ 0.69 million and a variable compensation of upto $0.56 million effective July 1, 2017. In addition, in line with the executive compensation policy, he would be eligible for stock incentives as may be decided by Nomination and Remuneration committee from time to time based on performance.

5.	On July 14, 2017, the Board of Directors of Infosys authorized the Company to execute a Business Transfer Agreement and related documents with Noah Consulting LLC, a wholly owned subsidiary, to transfer the business of Noah Consulting LLC to Infosys Limited, subject to securing the requisite regulatory approvals for a consideration based on an independent valuation. The transfer of assets and liabilities between entities under common control will be accounted for at carrying values and will not have any impact on the consolidated financial statements.

6.	Information on dividends for the quarter ended June 30, 2017

 (in )

Particulars	Quarter ended June 30,	Year ended March 31,	Quarter ended June 30,
	2017	2017	2016
Dividend per share (par value 5/- each)
Interim dividend	–	11.00	–
Final dividend	–	14.75	–

7.	Audited financial results of Infosys Limited (Standalone information)

(in crore)

Particulars	Quarter ended June 30,	Year ended March 31,	Quarter ended June 30,
	2017	2017	2016
Revenue from operations	14,971	59,289	14,420
Profit before tax	4,716	18,938	4,460
Profit for the period	3,415	13,818	3,180

The above is an extract of the detailed format of Quarterly Financial Results filed with Stock Exchanges under Regulation 33 of the SEBI (Listing and Other Disclosure Requirements) Regulations, 2015. The full format of the Quarterly Financial Results are available on the Stock Exchange websites, www.nseindia.com and www.bseindia.com, and on the Company's website, www.infosys.com.

Certain statements in these results concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time-frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2017. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. In addition, please note that the date of these results is July 14, 2017, and any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of this date. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.